Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 25, 2007

By EDGAR

Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC  20549

Re:	Cenveo, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 Form 10-K/A for Fiscal Year Ended December 31, 2006 Filed June 27, 2007 File No. 0-14948

Dear Mr. Kronforst:

                 Our client, Cenveo, Inc., has received your comment letter dated July 23, 2007.  As discussed earlier today with Marc Thomas, this will confirm that Cenveo’s response to your letter will be provided by August 24, 2007.

 Please call me at (212) 837-6454 with any questions in this regard.

Very truly yours,

/s/ Charles A. Samuelson
Charles A. Samuelson

ma

cc:	Cenveo, Inc.

New York ■ Washington, D.C. ■ Los Angeles ■ Miami ■ Jersey City ■ Paris ■ Tokyo